EXHIBIT 99.1

GLEN BURNIE BANCORP RELEASES 3Q 2015 EARNINGS

GLEN BURNIE, MD (November 10, 2015) – Glen Burnie Bancorp (NASDAQ: GLBZ), parent company of The Bank of Glen Burnie®, today announced results for the third quarter.

The company realized net income of $8,000 or $0.00 basic earnings per share in the quarter ended September 30, 2015 as compared to net income of $526,000 or $0.19 basic earnings per share for the same period in 2014.

Net interest income after provision for credit losses was $1,823,000 as compared to $2,867,000 in 2014. Total assets were $395,752,000 as of September 30, 2015 compared to $394,630,000 at December 31, 2014. Deposits were $340,307,000 as of September 30, 2015 compared to $338,877,000 at December 31, 2014. Loans, net of allowance, were $265,305,000 as of September 30, 2015 compared to $273,986,000 at December 31, 2014.

“The earnings for the third quarter were impacted by a weakness in asset quality of several borrowing relationships that involved real estate investment properties,” stated Michael Livingston, President and CEO. “The Bank proactively made substantial funding to the allowance for loan loss reserves to recognize the deterioration of collateral values in these investment real estate projects. The Bank remained profitable and paid a third quarter dividend while operating in a low interest rate environment and in a slow recovering economy.

“As a community bank we are committed to meet the needs of the businesses and customers in our neighborhoods. We continue to pursue commercial loans, including SBA guaranteed loans, and continue to seek ways to more efficiently deliver our services, such as through our new online mortgage applications. Please visit our website, www.thebankofglenburnie.com to discover the benefits of Craft Banking with The Bank of Glen Burnie.”

On October 9, 2015 Glen Burnie Bancorp paid a regular dividend of seven cents ($0.07) per share of common stock to shareholders of record at the close of business on September 28, 2015 marking the company’s 93rd consecutive dividend.

Glen Burnie Bancorp is the parent company of The Bank of Glen Burnie. Founded in 1949, The Bank of Glen Burnie is a locally-owned community bank with eight branch offices serving Anne Arundel County (thebankofglenburnie.com).

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Certain information contained in this news release, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, which could cause the company’s actual results in the future to differ materially from its historical results and those presently anticipated or projected. For a more complete discussion of these and other risk factors, please see the company’s reports filed with the Securities and Exchange Commission.

Contact: Michael Livingston, President and CEO
Email: MGLivingston@bogb.net
Phone: 410-768-8858

Glen Burnie	Crownsville	Linthicum	Odenton	Riviera Beach	Severn	Severna Park	New Cut
410-766-3300	410-923-2200	410-487-8500	410-674-2200	410-437-2070	410-551-2100	410-544-0270	410-766-5343

Glen Burnie Bancorp and Subsidiaries

Condensed Consolidated Balance Sheets

(dollars in thousands)

	(unaudited)	(audited)
	September	December
	30, 2015	31, 2014
Assets

Cash and due from banks	$7,845	$7,101
Interest bearing deposits	1,842	2,155
Federal funds sold	6,870	4,024
Investment securities	93,990	87,993
Loans, net of allowance	265,305	273,986
Premises and equipment at cost, net of accumulated depreciation	3,477	3,671
Other real estate owned	-	45
Other assets	16,423	15,655
Total assets	$395,752	$394,630

Liabilities and Stockholders’ Equity

Liabilities:
Deposits	$340,307	$338,877
Long-term borrowings	20,000	20,000
Other liabilities	1,520	1,922
Total liabilities	361,827	360,799

Stockholders’ equity:
Common stock, par value $1, authorized 15,000,000 shares; issued and outstanding September 30, 2015 2,771,174; December 31, 2014 2,760,964 shares	2,771	2,761
Surplus	9,962	9,854
Retained earnings	21,271	21,113
Accumulated other comprehensive loss, net of tax benefits	(79)	103
Total stockholders’ equity	33,925	33,831

Total liabilities and stockholders’ equity	$395,752	$394,630

Glen Burnie Bancorp and Subsidiaries

Condensed Consolidated Statements of Income

 (dollars in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	(unaudited)		(unaudited)
	2015	2014	2015	2014

Interest income on
Loans, including fees	$2,894	$3,108	$8,701	$9,237
U.S. Treasury securities	19	7	70	7
U.S. Government agency securities	192	164	566	555
State and municipal securities	260	357	836	1,026
Other	31	22	77	68
Total interest income	3,396	3,658	10,250	10,893

Interest expense on
Deposits	427	505	1,336	1,403
Long-term borrowings	161	161	479	479
Total interest expense	588	666	1,815	1,882

Net interest income	2,808	2,992	8,435	9,011

Provision for credit losses	985	125	1,285	275

Net interest income after provision for credit losses	1,823	2,867	7,150	8,736

Other income
Service charges on deposit accounts	113	112	320	349
Other fees and commissions	234	241	585	602
Other non-interest income	61	(5)	501	9
Income on life insurance	55	56	164	167
Gains on investment securities	200	361	669	581
Total other income	663	765	2,239	1,708

Other expenses
Salaries and employee benefits	1,552	1,657	4,895	5,003
Occupancy	190	191	595	618
Other expenses	913	1,147	2,853	3,121
Total other expenses	2,655	2,995	8,343	8,742

Income before income taxes	(169)	637	1,046	1,702

Income tax expense	(177)	111	140	268

Net income	$8	$526	$906	$1,434

Net income per share of common stock	$0.00	$0.19	$0.33	$0.52

Weighted-average shares of common stock outstanding	2,770,897	2,757,213	2,770,644	2,757,011